Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

February 3, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Jenn Do
Ms. Mary Mast
Mr. Alan Campbell
Mr. Jeffrey Gabor

Re:	Immunocore Holdings plc
Amendment No. 1 to Registration Statement on Form F-1
Filed February 1, 2021
File No. 333-252166

Ladies and Gentlemen:

On behalf of our client, Immunocore Holdings plc (formerly Immunocore Holdings Limited, the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 2, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on February 1, 2021 (File No. 333-252166) (the “Amendment No. 1”). The Company is concurrently filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) via EDGAR, which reflects changes made in response to the comments set forth in the Comment Letter (the “Comments”) and certain other changes. We are also sending a copy of this letter and the Amended Registration Statement in typeset format, including a version that is marked to show changes to Amendment No. 1, to the Staff.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1 filed February 1, 2021

Legal Proceedings, page 188

1.
We note your disclosure regarding a revoked European patent related to a TCR mimic antibody with N terminal immune effector. Please revise here and in your risk factors to disclose what effect, if any, this revoked European patent will have on your product candidates, patent portfolio, and your business.

February 3, 2021

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 189 of the Amended Registration Statement.

Exhibits

2.	The Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that does not include the assumptions set forth in paragraphs 5.3, 5.4, 5.6, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.15 and 5.16. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response to Comment 6:

In response to the Staff’s comment, Cooley (UK) LLP has revised its Exhibit 5.1 legal opinion, which the Company has re-filed as an exhibit to the Amended Registration Statement.

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February 3, 2021

Please direct any questions or further comments concerning the Amended Registration Statement or this response letter to either the undersigned at +1 212 479 6474 or Courtney Thorne of Cooley LLP at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Bahija Jallal, Ph.D., Immunocore Holding plc
Brian Di Donato, Immunocore Holding plc
Eric W. Blanchard, Cooley LLP
Courtney T. Thorne, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP